12025061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/18/12

January 19, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-19-12

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
Richard.Witzel@skadden.com

Re: CF Industries Holdings, Inc.

Dear Mr. Witzel:

This is in regard to your letter dated January 18, 2012 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in CF Industries' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that CF Industries therefore withdraws its request for a no-action letter from the Division received January 4, 2012 [dated January 3, 2011]. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Millicent Budhai
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

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January 18, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System Submitted to CF Industries Holdings, Inc.

Ladies and Gentleman:

We are writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), regarding a request (the "Request"), dated January 3, 2012, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by Mr. John C. Liu, Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of stockholders.

We are writing to inform you that, pursuant to a letter ("Proponent's Withdrawal Letter") dated January 18, 2012, the Proponent has informed the Company that the Proponent has withdrawn its request that the Proposal be included in the Proxy Materials. A copy of the Proponent's Withdrawal Letter is attached as Exhibit A. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (312) 407-0784.

Very truly yours,

Richard C. Witzel, Jr.

cc: Millicent Budhai, Director of Corporate Governance, the City of New York Office of the Comptroller
Douglas C. Barnard, Vice President, General Counsel, and Secretary, CF Industries Holdings, Inc.

Exhibit A

(Attached)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

January 18, 2012

Mr. Douglas C. Barnard
Vice President, General Counsel and Secretary
CF Industries Holdings, Inc.
4 ParkWay North, Suite 400
Deerfield, IL 60015-2590

Dear Mr. Barnard:

Re: Shareholder Proposal on Classified Board filed by New York City pension funds: the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System

In response to your letter dated January 3, 2012, on behalf of New York City Comptroller, John C. Liu, and the trustees of the New York City pension funds, I hereby withdraw the shareholder proposal on classified board dated November 29, 2011. Instead, all five funds act as cosponsor of the classified board proposal filed by Los Angeles County Employees Retirement Association (LACERA) on November 30, 2011.

Should the Board of Directors decide to endorse its provision as corporate policy, we will work collaboratively with the LACERA and the Shareholder Rights Project to withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669 2536.

Yours truly,

Millicent Budhai
Director of Corporate Governance

cc Richard Witzel

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of CF Industries Holdings, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted by the Los Angeles County Employees Retirement Association. The Harvard Law School Shareholder Rights Project represented and advised the Los Angeles County Employees Retirement Association in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010 — June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.

DIRECT DIAL
312-407-0784
DIRECT FAX
312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720
TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

Securities Exchange Act of 1934,
Rule 14a-8(i)(11)

January 3, 2011

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. We have enclosed the stockholder proposal (the "Second Proposal") submitted by Mr. John C. Liu, Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2012 annual meeting of stockholders (the "2012 Annual Meeting").

For the reasons set forth below, the Company intends to omit the Second Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that it will not recommend enforcement action to the Commission if the Second Proposal is so omitted. In accordance with

Rule 14a-8(j), a copy of this submission is being sent concurrently to the Proponent and the person designated by the Proponent to receive correspondence to inform them of the Company's intent to omit the Proposal from its Proxy Materials.

This letter sets forth the reasons for the Company's belief that it may omit the Second Proposal from its Proxy Materials relating to the 2012 Annual Meeting pursuant to Rule 14a-8(i)(11) because it substantially duplicates a proposal submitted by the Los Angeles County Employees Retirement Association (the "First Proposal" and, together with the Second Proposal, the "Proposals"), which was previously submitted to the Company and which the Company intends to include in its Proxy Materials. We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of this letter and the Second Proposal (attached hereto as Exhibit A) as well as six copies of the First Proposal (attached hereto as Exhibit B). For your convenience, we have set forth below the resolution portion of each Proposal.

First Proposal

RESOLVED, that shareholders of CF Industries Holdings, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

Second Proposal

BE IT RESOLVED, that the stockholders of CF Industries Holdings request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

Basis for Excluding the Second Proposal

The Company believes that the Second Proposal is substantially duplicative of the First Proposal, which will be included in the Proxy Materials. Rule 14a-8(i)(11) provides that a company may exclude a stockholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Staff previously has stated that a company cannot select between duplicate proposals but must include the proposal first received in its proxy materials. *See Constellation Energy Group, Inc.* (February 19, 2004) and *Wells Fargo & Co.* (February 5, 2003). The Company received the First Proposal via email on November 30, 2011 and the Second Proposal by express mail on December 1, 2011.

In describing the predecessor to Rule 14a-8(i)(11), the Staff has stated that "[t]he purpose is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976). Pursuant to staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., General Electric Co.* (December 30, 2009) and *Wells Fargo & Co.* (January 17, 2008).

The Second Proposal may be omitted as substantially duplicative of the First Proposal. Both Proposals have the same "principal thrust" or "principal focus" in that they both seek to cause all of the Company's directors to be elected annually. The Staff has previously granted relief under Rule 14a-8(i)(11) in nearly identical situations. In *Boston Properties, Inc.* (January 12, 2004), the Staff concurred with the company's view that a proposal requesting the board "declassify the Board of Directors for the purpose of Director elections" was substantially duplicative of a proposal requesting the board "take the necessary steps to instate the election of directors annually, instead of the stagger system . . ." (Emphasis deleted). Similarly, in *Albertson's, Inc.* (April 4, 2002), the Staff concurred with the company's view that a proposal requesting the board "take the necessary steps to declassify the Board of Directors and establish annual elections of directors" was substantially duplicative of a proposal "to eliminate the classification of terms of [the] Board of Directors." *See also Western Union Co.* (February 25, 2011) (concurring with the company's view that a proposal requesting the board "take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors" was substantially duplicative of a proposal asking the company to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year").

The Proposals are nearly identical as they do not differ in terms and scope. The First Proposal requests that the Board of Directors of the Company "take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors" and the Second Proposal requests that the Board "take the necessary steps to declassify the Board of Directors[.]" Moreover, the timing of implementation of the two Proposals is identical. In the First Proposal, the policy of annual elections would not prevent any director elected prior to the 2013 annual meeting from completing his or her term for which such director was elected. The Second Proposal's implementation would take effect immediately but would apply only to incumbent directors whose terms subsequently expire. Therefore, as with the First Proposal, the Second Proposal does not affect the unexpired terms of incumbent directors elected to the board before or at the 2012 Annual Meeting. Finally, the Proposals do not differ in the method of implementation as they both call for the Board of Directors to take the "necessary steps" to cause all of the Company's directors to be elected annually.

Additionally, inclusion of both Proposals in the Proxy Materials could result in requiring contradictory action by the Company's board of directors. For example, if the Company were to include both Proposals and stockholders adopted one Proposal but rejected the other, the Board of Directors of the Company would be unable to implement the stockholders' intent with respect to director elections because in one instance stockholders would have approved the declassification of the board of directors and in the other they would have rejected it. Because the Proposals are substantially duplicative and the Company received the Second Proposal after it received the First Proposal, the Second Proposal may be excluded under Rule 14a-8(i)(11).

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Second Proposal is excluded from the Company's Proxy Materials for its 2012 Annual Meeting.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0784.

Very truly yours,

Richard C. Witzel, Jr.

Attachments

cc: Mr. Dale Johnson
Senior Investment Analyst
Los Angeles County Employees
Retirement Association
300 N. Lake Ave.
Pasadena, CA 91101

Professor Lucian Bebchuk
Director
The Harvard Law School
Shareholder Rights Project
1545 Massachusetts Avenue
Cambridge, MA 02138

Exhibit A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 29, 2011

Mr. Douglas C. Barnard
Vice President, General Counsel and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015-2590

Dear Mr. Barnard:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

The Systems' boards of trustees have passed resolutions calling on companies to declassify their Boards of Directors. We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of CF Industries Holdings, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2536

Very truly yours,

Millicent Budhai
Director of Corporate Governance

MB/ma

Enclosures

CF Industries Holdings, Inc. - Classified Board. 2012

CLASSIFIED BOARD

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted by John C. Liu, Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds and Retirement Systems

BE IT RESOLVED, that the stockholders of **CF Industries Holdings** request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only a fraction of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: CF Industries Holdings **Cusip#: 125269100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 70,096 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: CF Industries Holdings **Cusip#: 125269100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System	65,703 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: CF Industries Holdings **Cusip#: 125269100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 34,144 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: CF Industries Holdings **Cusip#: 125269100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	13,328 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: CF Industries Holdings **Cusip#: 125269100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 6,213 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

Exhibit B

L/A CERA Los Angeles County Employees Retirement Association

300 N. Lake Ave., Pasadena, CA 91101 ■ Mail to: PO Box 7060, Pasadena, CA 91109-7060 626/564-6000

November 30, 2011

VIA EMAIL AND FEDEX
RECEIPT CONFIRMATION REQUESTED
CF Industries Holdings, Inc.
4 Parkway North
Suite 400
Deerfield, IL 60015
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2012 Annual Meeting

The Los Angeles County Employees Retirement Association ("LACERA") has continuously held at least $2,000 in market value of the common shares of CF Industries Holdings, Inc. (the "Company") for more than one year as of the date hereof, and intends to continue to hold those securities through the date of the Company's 2012 annual meeting of shareholders (the "Annual Meeting"). Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, LACERA hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The Harvard Law School Shareholder Rights Project (the "SRP") has agreed to represent and advise LACERA in connection with the Proposal. LACERA hereby authorizes the SRP to act on behalf of LACERA in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by LACERA.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Harvard Law School Shareholder Rights Project, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to djohnson@lacera.com.

Sincerely,

Dale Johnson
Senior Investment Analyst

LACERA Los Angeles County Employees Retirement Association

300 N. Lake Ave., Pasadena, CA 91101 ■ Mail to: PO Box 7060, Pasadena, CA 91109-7060 626/564-6000

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of CF Industries Holdings, Inc. urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2013 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2013 from completing the term for which such director was elected.

SUPPORTING STATEMENT

This resolution was submitted by the Los Angeles County Employees Retirement Association. The Harvard Law School Shareholder Rights Project represented and advised the Los Angeles County Employees Retirement Association in connection with this resolution.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than 50%; and the average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies during the period January 1, 2010 – June 30, 2011 exceeded 75%.

The significant shareholder support for proposals to declassify boards is consistent with empirical studies reporting that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Please vote for this proposal to make directors more accountable to shareholders.

The Harvard Law School Shareholder Rights Project

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-0554

December 1, 2011

VIA EMAIL AND FEDEX
CF Industries Holdings, Inc.
4 Parkway North
Suite 400
Deerfield, IL 60015
Attention: Corporate Secretary

Re: Confirmation of Ownership of Shares

In relation to the letter of The Los Angeles County Employees Retirement Association ("LACERA") to CF Industries Holdings, Inc. (the "Company"), dated November 30, 2011, please find enclosed a letter from The Bank of New York Mellon, custodian for LACERA, confirming ownership of shares in the Company.

Yours sincerely,

Scott Hirst
Associate Director

THE BANK OF NEW YORK MELLON

November 30, 2011

Los Angeles County Employees Retirement Association
300 North Lake Avenue, Suite 850
Pasadena, CA 91101

To Whom It May Concern:

Please be advised that The Bank of New York Mellon (Depository Trust Company Participant ID 954) held 10,800 shares of CF Industries Holdings Inc (CUSIP 125269100) as of November 30, 2011 for our client and beneficial owner, Los Angeles County Employees Retirement Association, of which 200 shares had been continuously held since November 1, 2010 by Los Angeles County Employees Retirement Association.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President
BNY Mellon Asset Servicing

Phone: 412-234-3902
Email: Jennifer.l.may@bnymellon.com

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